UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                  MARCH 3, 2006

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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DELISTING FROM NYSE

NEW YORK STOCK EXCHANGE DELISTING AND MATERIAL NON-COMPLIANCE WITH NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE STANDARDS


TDC A/S today requested the New York Stock Exchange to delist its American Depositary Shares ("ADSs"), evidenced by American Depositary Receipts, each representing one-half of one ordinary TDC share, par value DKK 5, from the New York Stock Exchange effective at a later date.

Furthermore, TDC filed an application with the U.S. Securities and Exchange Commission for withdrawal of its ADSs and its ordinary shares from listing on the New York Stock Exchange and from registration pursuant to Section 12(d) of the Securities Exchange Act of 1934.

This decision has been taken following the acquisition of 88.2% of TDC's shares by Nordic Telephone Company ApS in a tender offer that expired on January 20, 2006.

In addition, following the extraordinary general meeting in TDC A/S held on February 28, 2006, the Board of Directors of TDC does not include directors that satisfy the "independence" standards under the New York Stock Exchange Corporate Governance Standards. TDC is therefore unable to comply with Subsection 303A.06 of the New York Stock Exchange Listed Company Manual, which requires that the Company have an audit committee, each member of which satisfies the independence standards of the New York Stock Exchange. The Board of Directors of TDC has therefore decided not to form an audit committee for the time being. As a result, TDC is in material non-compliance with the New York Stock Exchange Corporate Governance Standards applicable to foreign private issuers.


For further information please contact TDC Investor Relations at +45 3343 7680.


TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

     MARCH 3, 2006                              /s/ FLEMMING JACOBSEN
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        (Date)                                     Flemming Jacobsen
                                                Vice President Treasury